CLEVELAND-CLIFFS INC

GEORGE W. HAWK, JR.	Direct: (216) 694-5446 Fax: (216) 694-6741
GENERAL COUNSEL AND SECRETARY	gwhawk@cleveland-cliffs.com
February 3, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	April Sifford
Accounting Branch Chief
Division of Corporation Finance

Re:	Cleveland-Cliffs Inc
Form 10-K for the fiscal year ended December 31, 2004 Filed February 22, 2005 File No. 1-08944
Dear Ms. Sifford:
     Reference is made to your letter, dated January 24, 2006, that sets forth the staff’s follow-up comments related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) of Cleveland-Cliffs Inc. Set forth below are the staff’s comments and our response. Capitalized terms used but not defined herein are used as defined in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements
Statement of Consolidated Cash Flows, page 59
1.	Comment: We have considered your response to our prior comment in our letter of January 3, 2006, where you indicate liquidity risk inherent in your auction rate securities. You have indicated your trading securities are auction rate securities recorded at cost which approximates fair value. The concept of trading securities reflects active and frequent buying and selling generally used with the objective of generating profits on short-term price differences. In light of the above, it appears to us that these securities are more appropriately classified as available-for-sale. Please revise your accounting accordingly, or provide additional facts regarding the securities you hold to support your classification.

Response: We supplementally advised the staff our investment in auction rate securities (“ARS”) was to generate higher returns than traditional money market investments. SFAS 115, paragraph 12a states “Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities.” While Question & Answer #34 of the FASB Staff Implementation Guide for SFAS 115 addresses the contemplated holding period of generally hours and days, it goes on to indicate that “However, at acquisition an enterprise is not precluded from classifying as trading a security it plans to hold for a longer period.” Additionally, Question & Answer #35 of the FASB Staff Implementation Guide for SFAS 115 indicates that “Classification of a security as trading is not precluded simply because the enterprise does not intend to sell it in the near term.” Our intent was to invest in short term, highly-liquid investments with the objective of generating higher returns. We believe this intent was evidenced by the full liquidation of these securities in the first quarter of 2005.
2.	Comment: You have indicated the auction rate securities have long-term maturity dates and are subject to a Dutch auction which has a slight risk of the inability to liquidate your position. Tell us the facts and circumstances you considered in concluding the Dutch auction process provides sufficient liquidity to allow you to conclude these securities are properly classified as current assets, including the accounting literature on which you rely.
Response:
The Company did classify all investments in auction rate securities as current assets. The underlying securities did have long-term maturity dates. The auction process gives investors of ARS the opportunity to sell their securities in an auction process that occurs on pre-determined intervals, commonly 7, 28, or 35 days. The Company has never been involved in a failed auction and failed auctions regarding auction rate securities are extremely rare. Effectively, the Company’s intended investment horizon had a much shorter term than the maturity of the underlying security. The Company had a reasonable expectation that it would sell the security into a successful auction within a twelve month period.
Accounting Research Bulletin No 43, chapter 3A, paragraph 4 states, “for accounting purposes, the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. Thus the term comprehends in general such resources as... (f) marketable securities representing the cash available for current operations including investments in debt and equity securities classified as trading securities under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.” ARB 43, chapter 3A, paragraph 5 states, “A one-year time period is to be used as a basis for the segregation of current assets in cases where there are several operating cycles occurring within a year.” Therefore, the investments in auction rate securities were classified as current assets because the investments in auction rate securities were reasonably expected to be realized in cash within one year. Our investments in ARS at December 31, 2004, were fully liquidated in the first quarter of 2005.
     Please contact the undersigned at (216) 694-5446 if you have any further questions regarding this filing. Thank you for your attention to this matter.
Very truly yours,
/s/ George W. Hawk
George W. Hawk
General Counsel and Secretary

cc:	Gary Newberry, U.S. Securities and Exchange Commission
Sandra Eisen, U.S. Securities and Exchange Commission
Donald J. Gallagher, Cleveland-Cliffs Inc
David P. Porter, Jones Day